FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* REUSCHER MICHAEL BERND (Last) (First) (Middle) 175 QUESNELL CRESCENT (Street) EDMONTON ALBERTA T5R 5P1 (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) APRIL 29, 2002	4. Issuer Name and Ticker or Trading Symbol WESTSPHERE ASSET CORPORATION INC. "WSHA"
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all Applicable) _X_Director ___ 10% Owner __ Officer ___ Other (Give Title Below) (Specify Below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON SHARES	320,000	D
COMMON SHARES	202,000	I	These shares are in the name of MBR Venture Corporation of which Mr. Reuscher is Owner and President.
TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Michael Bernd Reuscher **Signature of Reporting Person	October 11, 2002 Date